FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 December 2014

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2014

On 6 October 2014, the Directors of HSBC Holdings plc declared the third interim dividend for 2014 of US$0.10 per ordinary share. The dividend is payable on 10 December 2014 to holders of record on 24 October 2014 on the Principal Register in the United Kingdom or the Overseas Branch Registers in Hong Kong or Bermuda. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, and with a scrip dividend alternative.

Dividends payable in cash in sterling or Hong Kong dollars will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 1 December 2014 (US$1=HK$7.75524 and £1=US$1.57151). Accordingly, the cash dividend payable on 10 December 2014 will be:

US$0.10 per share;

approximately HK$0.775524 per share; or

approximately £0.063633 per share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$0.50 per ADS. It will be paid on 10 December 2014. The dividend for participants in the dividend reinvestment plan, operated by the Bank of New York Mellon, will be invested in additional ADSs.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                      Date: 01 December 2014